

February 7, 2023

Matthew Safaii
Chief Executive Officer
Arrowroot Acquisition Corp.
4553 Glencoe Ave. Suite 200
Marina Del Rey, CA 90290

> **Re: Arrowroot Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 2, 2023**
> **File No. 001-40129**

Dear Matthew Safaii:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed February 2, 2023

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses

of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joseph Ambrogi at 202-551-4821 or Maryse Mills-Apenteng at 202-551-3457 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jocelyn Arel, Esq.